                         ELLENOFF GROSSMAN & SCHOLE LLP
                                370 Lexington Ave
                               New York, NY 10017
                            Telephone: (212) 370-1300
                               Fax: (212) 370-7889

                                                                   July 28, 2004



VIA FACSIMILE

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:    John Reynolds
         Assistant Director

Re:      HEALTHCARE ACQUISITION CORP.
         AMERICAN STOCK EXCHANGE LISTING STANDARDS
         SEC FILE NO. 333-124712


Dear Sir:

         On behalf of Healthcare Acquisition Corp., a Delaware corporation (the "REGISTRANT") we hereby notify you that the American Stock Exchange has notified the Registrant that it has met Initial Listing Standards 3 and 4 of the American Stock Exchange Company Guide, to wit:

INITIAL LISTING STANDARD 3

         Size:
         Stockholders' equity of at least $4,000,000.

         THE REGISTRANT WILL HAVE A POST OFFERING STOCKHOLDERS' EQUITY OF $53,592,998.

         Total Value of Market Capitalization:
         $50,000,000.

         THE REGISTRANT WILL HAVE A POST OFFERING TOTAL MARKET CAPITALIZATION OF $90,000,000.

         Aggregate Market Value of Publicly Held Shares:
         $15,000,000.

         THE REGISTRANT'S PUBLICLY-HELD SECURITIES WILL HAVE $72,000,000 OF AGGREGATE MARKET VALUE, POST OFFERING.

         Distribution:
         Minimum public distribution of 500,000 shares, together with a minimum of 800 public shareholders or minimum public distribution of 1,000,000 shares together with a minimum of 400 public shareholders.

         PLEASE SEE RESPONSE CONTAINED IN THE LAST PARAGRAPH OF THIS LETTER.

INITIAL LISTING STANDARD 4

         Total Value of Market Capitalization:
         $75,000,000.

         THE REGISTRANT WILL HAVE A POST OFFERING TOTAL MARKET CAPITALIZATION OF $90,000,000.

         Aggregate Market Value of Publicly Held Shares:
         $20,000,000.

         THE REGISTRANT'S PUBLICLY-HELD SECURITIES WILL HAVE $72,000,000 OF AGGREGATE MARKET VALUE, POST OFFERING.

         Distribution:
         Minimum public distribution of 500,000 shares, together with a minimum of 800 public shareholders or minimum public distribution of 1,000,000 shares together with a minimum of 400 public shareholders.

         With respect to the "Distribution" criteria of standards 3 and 4 above, please note that the American Stock Exchange has been advised by the representative of the underwriters in this offering, Maxim Group LLC, that the distribution requirement of a minimum public distribution of 1,000,000 shares together with a minimum of 400 public shareholders will be satisfied or exceeded. The representative of the underwriters stated that it was confident that such criteria could be met using its own retail sales offices and the institutional departments of the underwriting syndicate being organized (which includes approximately 3-7 firms to underwrite and distribute the offering). In fact, the representative of the underwriters has advised this firm that there are currently more than 1,100 accounts on their "indications of interest" list. Please note further that Maxim Group LLC has agreed to provide written notice to the American Stock Exchange within five days of the commencement of trading that this requirement has been satisfied.

         If you have any questions, please feel free to contact me at your earliest convenience.

                                                          Very truly yours,


                                                          /s/ Stuart Neuhauser
                                                          --------------------
                                                          Stuart Neuhauser

cc:      Mr. Matthew P. Kinley
         Steven Skolnick, Esq.